Dimensional

June 7, 2016

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Ashley Vroman-Lee

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Vroman-Lee:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 194/195 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2016, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

General

1.           Comment.  Please confirm that any material information that needs to be updated or is missing from the Amendment will be provided in a future filing with the SEC.

Response.  The Registrant hereby confirms that all material information that needs to be updated or is missing from the Amendment will be provided in a future filing.

Prospectus-Summary Section

2.           Comment.  Please confirm whether the “Acquired Fund Fees and Expenses” (“AFFE”) of the Portfolio, if any, require a separate AFFE line item in the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the Prospectus, or whether there are AFFE included under “Other Expenses.”

Response.  The “Annual Fund Operating Expenses” table has been updated to include a separate AFFE line item.

U.S. Securities and Exchange Commission
June 7, 2016

3.           Comment.  If the Portfolio will be investing in obligations of issuers in emerging markets as a principal investment strategy, please include appropriate disclosure in the Item 4 and Item 9 sections of the Prospectus.

Response.  The Registrant confirms that, at the present time, the Portfolio will not invest in emerging markets as a principal investment strategy.

4.           Comment.  Please include a description and explanation of what Treasury inflation-protected securities are.

Response.  The requested disclosure has been added to the “Additional Information on Investment Objective and Policies” section of the Prospectus.

5.           Comment.  In light of the Portfolio’s principal investment strategy to invest in fixed income securities that are considered investment grade at the time of purchase, please disclose how the Portfolio would treat a security that was downgraded below investment grade after the time of purchase.

Response.  The Registrant supplementally confirms that if a fixed income security is downgraded below investment grade after the time of purchase, it will be evaluated with the same consideration and frequency as the Portfolio’s other investment grade securities.  If the Advisor determines to sell the security, it would sell the security in the ordinary course of business.  While the Portfolio may continue to hold the security that has been downgraded, it would not add to its position.

6.           Comment.  Please provide an explanation and an example of duration in the Prospectus.

Response.  The Registrant respectfully declines to include such information in the Prospectus because the Portfolio will not be managed based on criteria related to the Portfolio’s duration.  As stated in the Prospectus, the Portfolio will ordinarily have an average weighted maturity (i.e., as opposed to duration), based on market values, between two and seven years.

7.           Comment.  Please include disclosure clarifying that the 80% policy applies to the value of the Portfolio’s net assets, plus the amount of any borrowings for investment purposes.

Response.  The applicable disclosure is included on page 1 of the Portfolio’s statement of additional information (“SAI”) in the “Portfolio Characteristics and Policies” section.

8.           Comment.  Please clarify how the Portfolio’s ability to invest more than 25% of its total assets in U.S. Treasury bonds, bills and notes, and obligations of federal agencies and instrumentalities, is compliant with its 80% policy.

Response.  U.S. Treasury bonds, bills and notes, and obligations of federal agencies and instrumentalities are all fixed income securities which are compliant with the Portfolio’s policy

U.S. Securities and Exchange Commission
June 7, 2016

to invest directly, or indirectly through its investment in the Underlying Funds, at least 80% of its net assets in fixed income securities.

9.           Comment.  Please clarify what using forward foreign currency contracts to transfer balances from one currency to another means.

Response.  The Registrant supplementally confirms that, in order to efficiently settle securities transactions denominated in a currency other than the U.S. dollar, the Portfolio may use forward foreign currency contracts to transfer currencies.

10.           Comment.  Please supplementally confirm whether derivatives will be included in the calculation of the Portfolio’s compliance with its 80% policy and describe how derivatives will be calculated for purposes of such policy.  It is the SEC Staff’s position that the 80% test required pursuant to Rule 35d-1 under the 1940 Act is an asset-based test, not an exposure test and that, accordingly, the Portfolio may not use notional value for purposes of Rule 35d-1.

Response.  The Portfolio reserves the right to use derivatives in appropriate circumstances to count towards its 80% policy; however, at this time, the Portfolio is not expected to count derivatives toward its 80% policy.  For purposes of the 80% policy, the value of the derivatives in which the Portfolio will invest would be calculated in the same way that the value of derivatives is calculated when calculating the Portfolio’s net asset value.  Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Portfolio’s net asset value.

11.           Comment.  Please include a separate principal risk related to the specific risks of investment grade securities (e.g., with less of a focus on the possibility of default) since the Portfolio intends to invest in fixed income securities that are considered investment grade at the time of purchase.

Response.  The Registrant responds by supplementally stating it believes the risks associated with investment grade fixed income securities are appropriately addressed and disclosed to shareholders in the risk entitled “Credit Risk” in the summary section of the Prospectus.

12.           Comment.  Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the BofA Merrill Lynch 1-5 Year U.S. Treasury & Agency Index; however, this is subject to change in the future.

13.           Comment.  Please confirm that the portfolio managers listed in the “Investment Advisor/Portfolio Management” section are the persons employed by the Portfolio or Advisor who are jointly and primarily responsible for the day-to-day management of the Portfolio’s portfolio, as required by Item 5(b) of Form N-1A.

U.S. Securities and Exchange Commission
June 7, 2016

Response.  The Registrant confirms that the individuals identified in the Portfolio’s “Investment Advisor/Portfolio Management” section are jointly and primarily responsible for the day-to-day management of the Portfolio’s portfolio.

14.           Comment.  Please include the minimum initial and subsequent investment requirements for the Portfolio in the “Purchase and Redemption of Fund Shares” section of the Prospectus.  If there are no minimum initial and subsequent investment requirements, please include a statement to that effect.

Response.  There are no minimum initial or subsequent investment requirements for the Portfolio and the Registrant does not believe that additional disclosure would be appropriate.1

Prospectus-Securities Loans

15.           Comment.  Please include the risks related to securities lending in the “Securities Loans” section of the Prospectus as opposed to cross-referencing the “Principal Risks” section of the summary section.

Response.  The Portfolio includes the risks related to securities lending in the summary section of the Prospectus in response to Item 4(b)(1) of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  Accordingly, the Registrant does not believe it is necessary to repeat this information and prefers to include this information in the summary section of the Prospectus.

Prospectus-Management of the Fund

16.           Comment.  The “Management of the Fund” section of the Prospectus states that “the individuals named in the Portfolio’s ‘Investment Advisor/Portfolio Management’ section coordinate the efforts of all other portfolio managers or trading personnel with respect to the day-to-day management of the Portfolio.”  Please: (1) as noted above, confirm that the individuals identified in the Portfolio’s “Investment Advisor/Portfolio Management” section are jointly and primarily responsible for the day-to-day management of the Portfolio’s portfolio and, if so, revise the disclosure to specifically state that such individuals are “jointly and primarily responsible”; and (2) provide an explanation as to why the additional portfolio managers referenced are not listed in the Prospectus.

Response.  As noted above, the individuals identified in the Portfolio’s “Investment Advisor/Portfolio Management” section are jointly and primarily responsible for the day-to-day management of the Portfolio’s portfolio and the Registrant believes the current disclosure is

1 See Item 6(a) of Form N-1A:

Purchase of Fund Shares. Disclose the Fund’s minimum initial or subsequent investment requirements.

U.S. Securities and Exchange Commission
June 7, 2016

responsive to Item 10(a)(2) of Form N-1A that requires “a brief description of the person’s role on the committee, team, or other group….”  Further, the other individuals referenced in the “Management of the Fund” section are involved in the day-to-day management of the Portfolio’s portfolio; however, the identified individuals hold the primary responsibility for, and oversee, the day-to-day management of the portfolio.

17.           Comment.   Please explain supplementally when the Advisor and Registrant intend to file the manager of managers exemptive application discussed in the “Manager of Managers Structure” section of the Prospectus.

Response.  The Advisor and Registrant filed the manager of managers exemptive application on March 4, 2016.

SAI-Directors and Officers

18.           Comment.  Please confirm that each of the individuals listed in the “Directors and Officers-Officers” section is an officer of the Registrant, pursuant to Item 17(a)(1) of Form N-1A.

Response.  The Registrant supplementally confirms that each of the individuals listed in the “Directors and Officers-Officers” section, as revised to reflect the most recent changes approved by the Board, is an officer of the Registrant.

* * * * * *

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.